August 19, 2019

Nangeng Zhang
Chairman and Chief Executive Officer
Canaan Inc.
30/F, Dicara Silver Tower
29 Jiefang East Road
Jianggan District, Hangzhou 310016
Peoples Republic of China

       Re: Canaan Inc.
           Draft Registration Statement on Form F-1
           Submitted July 23, 2019
           CIK No. 001780652

Dear Mr. Zhang:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted July 23, 2019

Prospectus Summary, page 1

1. Please briefly explain the terms "Risc-V architecture" and "neural-network accelerator" on page 1 and "PCB" on page 22.
2. We note your disclosure that the prospectus contains information from a report commissioned by you and prepared by Frost & Sullivan. Please provide us with a copy for our review. Also, please clearly mark the specific language in the report that supports the information in the prospectus.
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3. Please briefly describe the trends related to Bitcoin price drop, market demand of your machines and retail prices of those machines that began in 2018, as mentioned on page 70 and the impact on your business. Also disclose whether those trends have continued to date.
Our Challenges, page 2

4. Please expand the disclosure in this section to highlight the risk mentioned on page 16 about the classification of cryptocurrency mining as an eliminated industry.
Implications of Being an Emerging Growth Company, page 4

5. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Rights to pursue claims against the depositary . . ., page 45

6. The heading of this risk factor indicates that the limitations of claims relates only to the depositary, contrary to your disclosures on pages 138 and 147-48. Please revise or advise. Please also revise to clarify whether the exclusive forum described on page 138 and arbitration provisions described on pages 147-48 include claims under the Securities
         Act and Exchange Act. In this regard, it is unclear what you mean by "certain exceptions"
         related to such laws. Further, please revise to clarify whether these provisions of the deposit agreement would apply following withdrawal of deposited securities.
Enforcement of Civil Liabilities, page 54

7. We note your disclosure on page 36 and in this section that you have been advised by your counsel with respect to Peoples Republic of China law matters and your disclosure in this section that you have been advised by your counsel with respect to Cayman Islands law matters. Please confirm that the consents you intend to file will include each counsel's consent to these references.
Revenue Recognition, page 66

8. Please refer to the guidance in ASC 606-10-32-5 to 32-12 and revise this section to address the following:

             Clearly describe the implicit price concessions you provide on your credit sales, including the circumstances under which these are provided and how you usually determine the concession (e.g., a percentage sales price, number of payments, etc.).
             Clearly explain how you estimate the amount of the implicit price concessions when determining variable consideration from these contracts and identify for investors the
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             inputs and underlying assumptions used in that estimate. For example, explain how the bitcoin price is used in arriving at that estimate and explain why changes in the bitcoin price will greatly affect the implicit price concessions you provide, as you state in the second paragraph.
             Lastly, in light of your reference to having limited historical data to better determine an estimate, revise the section to discuss the factors you considered supportive of your conclusion that the variable consideration recognized as revenue from these credit sales contracts was not constrained.
9. Explain to us how you distinguish between price concessions (i.e., reductions of revenue)
         and customer credit risk relating to collectability (i.e., bad debt expense) that may be known at contract inception when accounting for your credit sales contracts. Cite the accounting guidance on which you base your conclusions.
Share-based Compensation, page 67

10. Please disclose how you determined the estimated fair value of the common stock underlying your equity issuances. Provide us the estimated offering price or range when it is available and explain to us the reasons for significant differences between recent valuations of your common stock and the estimated offering price.
11. Please revise to disclose the methodology used and the significant assumptions considered in determining the fair value of share-based compensation awards. Also, disclose the critical estimates and judgments required in accounting for the restricted share units and restricted ordinary shares discussed in Note 12 to your financial statements.
Cost of revenues, page 69

12. Refer to to carryover paragraph at the top of page 70. Please expand to discuss whether the trends related to Bitcoin price drop, market demand of your machines and retail prices of those machines that began in 2018 have continued. Describe any material impact to your results of operation and financial condition.
Liquidity and Capital Resources, page 77

13. Please revise to clarify the source of funds used to repay the loan in March 2019.
14. Please clarify why you anticipate cash flows from operating activities to be a source of cash considering your cash flow statement for the year ended December 31, 2018.
Commitments, page 79

15. Please revise the table in this section to set forth your commitments in the tabular format set forth in Item 5.F.1 of Form 20-F. Also, if the information in the table is as of
         December 31, 2018, please clarify why the table does not include the short-term loan referenced on your balance sheet. If, however, your disclosure includes material changes
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         that occurred after December 31, 2018, such as the loan repayment referenced on page 77, please revise to describe those changes. See Instruction 1 to Item 5.F of Form 20-F.
Competitive Landscape of the ASIC-based Bitcoin Mining Machine Industry, page
89

16. Please revise the disclosure in the table on page 89 to identify Company A and Company
         C.
17. Please expand the sentence following the table to clarify, if true, that you paid Frost
         & Sullivan to produce the report that generated the results you cite. Also, given the benefits of your product relative to your competitors, as disclosed here, clarify why your market share is approximately one-third of that of "Company A."
We were the first in the industry, page 95

18. Please expand the disclosure in the last paragraph on page 95 to identify the technology company.
Intellectual Property, page 106

19. We note your reference to licensing agreements in the penultimate paragraph of this section. Please disclose the scope and term of the material licenses, and provide us your analysis of whether the agreements must be filed as exhibits to this registration statement.
         Please also disclose the duration and scope of patents that are material to your business.
Properties, page 108

20. Please clarify whether you own or lease your properties. If you do not own, please disclose when your material leases expire and file as exhibits the material lease agreements.
PRC Policies and Regulations relating to the Bitcoin Industry, page 110

21. Please revise to clarify how the policies and regulations you list in this section impact your business.
Management, page 119

22. Please revise to clarify the "business and corporate management" experience of Messrs.
         Kong and Sun.
Principal Shareholders, page 125

23. Please disclose the natural person or persons who have voting and/or investment power or the right to receive the economic benefit of the shares held by the entities in the table on page 125. Also clarify the reason for the different number of shares held by SuperchipAi disclosed in notes 1, 2 and 5.
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24.      Please revise to include Shaoke Li in this table.
Certain United States Federal Income Tax Considerations, page 151

25. Please delete the term "Certain" from the title of this section and also delete the term from the first sentence in this section.
Taxation, page 151

26.      We note that you intend to file the opinion of Simpson Thacher &
Bartlett LLP
         regarding United States tax matters, the opinion of Maples and Calder (Hong
         Kong) LLP regarding Cayman Islands tax matters and the opinion of Commerce
         & Finance Law Offices regarding PRC tax matters as Exhibits 8.1, 8.2 and 8.3, respectively. To the extent that you use short-form tax opinions, please revise the disclosure to clearly identify each material tax consequence being opined upon and identify the tax counsels. For guidance, refer to Section III of Staff Legal Bulletin No. 19.
27. Please refer to the first paragraph on page 151. Please revise the first sentence to clarify that the tax summary discusses the material Cayman Islands, Peoples Republic of China and U.S. federal income tax consequences. In this regard, please delete the terms
         "general" and "certain" in the first sentence on page 151.
Lock-Up Agreement[s], page 158

28. Please file the lock-up agreements as exhibits to the registration statement. Refer to Item
         601(b)(10).
Consolidated Financial Statements
Note 1. Organization and principal activities
(b) Reorganization, page F-10

29. We note your disclosure in subparagraph (4) of the March 21, 2018 transactions and the related deemed distribution to shareholders. Please revise to disclose how you determined the amount of the distribution recorded to retained earnings and additional paid-in capital.
Note 12. Share-Based Compensation, page F-24

30. Please revise your disclosure on page F-25 relating to the 2016 Plan share award replacement agreement to disclose how you determined the fair value of the ordinary shares on the date of imposition of the restriction.
Note 16. Unaudited Pro forma Balance Sheet and Earnings Per Share, page F-32

31. Please explain to us the purpose of the pro forma information included on the consolidated balance sheets and in this note, and which condition(s) outlined in Rule 11-01 of
         Regulation S-X exist to require the inclusion of the pro forma information. We note that
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       the pro forma amounts in the consolidated balance sheet are the same as the historical amounts.
Signatures, page II-5

32. Please revise the first paragraph to be consistent with the language required by Form F-1.
Exhibits

33. Please update your exhibit index to include employment contracts required by Item
       601(b)(10) of Regulation S-K, as contemplated by Item 8 of Form F-1, rather than a "form of" employment agreement. In the alternative, please tell us if these agreements are not required to be publicly filed in your home country, are not otherwise publicly disclosed, and therefore are not filed based on Item 601(b)(10)(iii)(C)(5) of Regulation S-K.
        You may contact Kristin Lochhead at 202-551-3664 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek, Special
Counsel, at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameNangeng Zhang
                                                            Division of
Corporation Finance
Comapany NameCanaan Inc.
                                                            Office of
Electronics and Machinery
August 19, 2019 Page 6
cc:       Chris K.H. Lin, Esquire
FirstName LastName